UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 2014
or

[_]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number: 001-15141
________________________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Herman Miller, Inc. Profit Sharing and 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Herman Miller, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, Michigan 49464-0302

FINANCIAL STATEMENTS
The following financial statements are filed as part of this report:

-- Report of Independent Registered Public Accounting Firm - BDO USA, LLP
-- Report of Independent Registered Public Accounting FIrm - Crowe Horwath, LLP
-- Statements of Net Assets Available for Benefits
-- Statements of Changes in Net Assets Available for Benefits
-- Notes to Financial Statements
-- Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Note:
The Herman Miller, Inc. Profit Sharing and 401(k) Plan is referred to herein as the “Plan.” In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number    Document
23 (a)        Consent of Independent Registered Public Accounting Firm - BDO USA, LLP
23 (b)         Consent of Independent Registered Public Accounting Firm - Crowe Horwath, LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 5, 2015
HERMAN MILLER, INC. PROFIT
SHARING AND 401(K) PLAN

/s/ Hezron T. Lopez
Hezron T. Lopez
Senior Vice President, General Counsel,
and Secretary, on behalf of the Plan
Administrative Committee, the Plan's Named
Administrator and Fiduciary

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan
Zeeland, Michigan

We have audited the accompanying statement of net assets available for benefits of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule H, Line 4i - Schedule of Net Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Grand Rapids, Michigan
June 5, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan
Zeeland, Michigan

We have audited the accompanying statements of net assets available for benefits of Herman Miller, Inc. Profit Sharing and 401(k) Plan as of December 31, 2013, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP
Grand Rapids, Michigan
May 30, 2014

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2014	December 31, 2013
Assets
Cash	$227,727	$2,302
Investments, at fair value	652,750,258	615,528,308
Receivables:
Employee contributions	346,884	329,626
Employer contributions	3,286,878	3,098,059
Notes receivable from participants	10,327,694	9,026,911
Investment income	476,972	422,568
Total receivables	14,438,428	12,877,164
Total assets	667,416,413	628,407,774
Net assets, reflecting all investments at fair value	667,416,413	628,407,774
Adjustment from fair value to contract value for interest
in fully benefit-responsive investment contracts	(1,309,546)	(831,708)
Net assets available for benefits	$666,106,867	$627,576,066
See accompanying notes to the financial statements

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended
	December 31, 2014	December 31, 2013
Contributions:
Employer	$24,489,449	$22,833,497
Employee	18,021,027	17,326,372
Rollover	2,336,864	58,617,922
Total contributions	44,847,340	98,777,791

Investment income:
Dividends	19,028,055	14,712,843
Interest	400,869	374,898
Net appreciation in fair value of investments	13,184,615	94,578,292
Total investment income	32,613,539	109,666,033

Benefit payments	(38,709,294)	(36,701,302)
Administrative expenses	(220,784)	(354,714)
Net increase in net assets available for benefits	38,530,801	171,387,808
Transfers out to another plan	—	(958)

Net assets available for benefits:
Beginning of year	627,576,066	456,189,216
End of year	$666,106,867	$627,576,066
See accompanying notes to the financial statements.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2014 and 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
Basis of Accounting
The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan ("the Plan") are presented on the accrual basis of accounting.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the company deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. The fair value of common stocks and mutual funds is based on quoted market prices on the last day of the plan year. The fair value of participation units in collective trust funds is based on quoted redemption values on the last day of the plan year, except the Putnam Stable Value Fund ("the SVF"), for which the fair value is determined as described in the following paragraph.

Stable Value Fund: The Plan’s investment in the SVF, a collective trust with Putnam Investment Management, Inc., is accounted for in accordance with the Accounting Standards Codification (ASC) Topic 962, Plan Accounting - Defined Contribution Pension Plans. The Topic requires such stable value funds held by a defined contribution plan to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because the contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of participation units in the SVF is based upon the net asset value of such fund, after adjustments, to reflect all fund investments at fair value, including direct and indirect interests in fully benefit responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The SVF invests primarily in guaranteed and security-backed investment contracts with life insurance companies, banks, and other financial institutions, with the objective of providing a fixed income yield with minimal market-related risk. The SVF provides for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirements. Withdrawals influenced by company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value; however, no such events have occurred as of December 31, 2014 and 2013. There are no reserves against the contract value for credit risk of contract issues or otherwise. The fair value of the SVF exceeded its contract value by $1,309,546 and $831,708 at December 31, 2014 and 2013, respectively.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock: The fair value of Herman Miller, Inc. common stock is determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Collective trusts other than the SVF: The fair value of participation units held in the collective trust funds are based on their net asset values, as reported by the managers of the collective trust funds and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objective of the S&P 500 Index Fund is to achieve a return, before the assessment of fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index. Underlying investments of the fund consist primarily of common stocks. The investment objective of the Aggregate Bond Index Fund is to achieve a return, before the assessment of fees, that closely approximates the return of fixed-income investments. Underlying investments of the fund consist primarily of bonds. The investment objective of the Target Retirement Income Trust is to provide current income and capital appreciation. The investment objective of the collective trust funds is to provide growth of capital and current income. Underlying investments of the fund consist of fixed income and mixed-asset equities. The collective trust funds provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Purchases and sales of investment securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Credit Risk
At December 31, 2014 and 2013, approximately 15% and 16%, respectively, of the Plan’s assets were invested in company common stock.  A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. The most significant estimates relate to the value of investments. Actual results may differ from those estimates. Adjustments related to changes in estimates are reflected in the Plan's Statement of Changes in Net Assets Available for Benefits in the period in which those estimates changed.

2. PLAN DESCRIPTION
The Plan is a defined-contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

Plan Sponsor
Herman Miller, Inc. and its participating affiliates ("the company" or "employer") sponsor and administer the Plan for the benefit of any or all of its employees.

Trustee
Under a trust agreement with the Plan administrator, Mercer Trust Company is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Participation Requirements
All eligible employees of participating affiliates qualify to participate on their first day of employment after the employee has attained age 18.

Vesting
Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral, employer matching contributions, and employer profit-sharing contributions, plus the earnings thereon.

Employer Profit-Sharing Contribution
The Plan provides for an annual discretionary, employer profit-sharing contribution for participants on a non-elective basis. The profit-sharing contribution is allocated to the accounts of eligible participants, based on a percentage of the eligible participant's compensation, not to exceed 6 percent for the company's fiscal year, subject to certain limitations defined in the Plan document. The profit sharing contribution approved for the company's fiscal year ended May 31, 2014, which was from June 2, 2013 to May 31, 2014, represented 2.69 percent of the respective participant compensation earned in the company's 2014 fiscal year. The profit sharing contribution approved for the company's fiscal year ended June 1, 2013, which was from June 3, 2012 to June 1, 2013 represented 2.32 percent of the respective participant compensation earned in the company's 2013 fiscal year.

Rollover Contributions
For the year ended December 31, 2014, the Plan had rollover contributions of $2,336,864. For the year ended December 31, 2013, the Plan had rollover contributions of $58,617,922, which primarily related to the termination of the company's Herman Miller, Inc. Retirement Income Plan and Herman Miller, Inc. Integrated Metal Technology, Inc. Bargaining Unit Retirement Plan.

Salary Deferral Contributions
A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s base compensation as determined by the Plan. The Plan provides participants with the option to make Roth post-tax contributions to the Plan in addition to the already allowed pre-tax contributions.

Employer Matching Contributions
The company will contribute to the Plan as matching contributions 100 percent of the participant’s salary deferral, up to 3 percent of the participant’s compensation, subject to certain limitations defined in the Plan document.

Employer Core Contributions
The company will make a core contribution equal to 4 percent of each participant's compensation. This core contribution will be made on a quarterly basis.

Investment Options
Participants have the ability to direct the investment of their salary deferral and employer matching contributions into any or all of the investment options offered by the Plan, which currently include the company’s common stock, various mutual funds and collective trusts. All employer profit-sharing contributions are invested directly in the company’s common stock on behalf of the participants. Participants may elect to immediately direct the investment of funds in their employer profit-sharing accounts into any or all of the investment options offered by the Plan.

Participant Accounts
Individual accounts are maintained for each participant to reflect the participant’s contributions, employer contributions and net investment earnings or loss. Investment earnings or losses are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the Trustee will vote the shares as directed by the Plan administrator.

Benefit Payments
Benefit payments are recorded when paid. Upon retirement, termination, death or disability, a participant may elect to receive their benefit payment in the form of installments or a single lump-sum payment of a participant’s entire account balance via distribution of the company’s stock, cash, or a combination of both as directed by the participant and defined in the Plan document. Participants may also elect to receive withdrawals from the Plan during their employment with the company, subject to certain restrictions defined in the Plan document.

Notes Receivable From Participants
Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of 50 percent of the sum of all of the participant’s account balances on the date the loan is approved or $50,000. The period of the loan will not exceed 5 years unless the proceeds are used to acquire the participant’s principal dwelling unit for which the period of the loan will not exceed 10 years. Each loan is secured by the assignment of 50 percent of the interest in and to the participant’s account. The loans bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in bi-weekly installments of principal and interest through payroll deduction arrangements with the company or repaid directly to the Trustee. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses
All expenses, other than the Trustee fees paid by the Plan, are paid by the company. Administrative fees for the Plan are shared by the participants and the company. Participants are charged an account management fee as a percentage of their account balance. This percentage does not cover the full cost of administration, therefore the company pays the balance of the expenses not paid by the participants. Investment management fees are charged to the Plan as the reduction of investment return and included in the investment income reported by the plan.

Plan Termination
The Plan may be discontinued at any time by the company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the Trust Agreement. The company currently has no intention to terminate the Plan.

3. FAIR VALUE MEASUREMENTS
The company follows ASC Topic 820, Fair Value Measurements and Disclosures, which provides a consistent definition of fair value, focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-tier hierarchy for fair value measurements. This topic requires fair value measurements to be classified and disclosed in one of the following three categories:

•	Level 1: Unadjusted quoted prices from active markets that are accessible at the measurement date for identical asset.

•	Level 2: Inputs other than quoted prices in active markets for identical assets that are observable, either directly or indirectly, for substantially the full-term of the asset.

•
Level 3: Unobservable inputs for the asset. Level 3 inputs include managements’ own assumption about the assumptions that market participants would use in pricing the asset (including assumptions about risk).

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The methods described above and in Note 1 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$100,266,351	$—	$—	$100,266,351
Collective trust funds-S&P 500 index fund	—	36,827,562	—	36,827,562
Collective trust funds-stable value fund	—	70,854,921	—	70,854,921
Collective trust funds-aggregate bond index fund	—	8,177,597	—	8,177,597
Collective trust funds-core bond fund	—	2,203,897		2,203,897
Collective trust funds-lifestyle 2010-2015	—	12,276,998	—	12,276,998
Collective trust funds-lifestyle 2020-2035	—	79,785,429	—	79,785,429
Collective trust funds-lifestyle 2040-2060	—	21,476,098	—	21,476,098
Mutual funds-bonds	48,786,440	—	—	48,786,440
Mutual funds-domestic equity-large cap	155,928,199	—	—	155,928,199
Mutual funds-domestic equity-small/mid-cap	74,078,895	—	—	74,078,895
Mutual funds-international equity	42,087,871	—	—	42,087,871
Total investments, at fair value	$421,147,756	$231,602,502	$—	$652,750,258

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$99,793,665	$—	$—	$99,793,665
Collective trust funds-S&P 500 index fund	—	29,284,690	—	29,284,690
Collective trust funds-stable value fund	—	64,265,420	—	64,265,420
Collective trust funds-aggregate bond index fund	—	10,040,099		10,040,099
Mutual funds-bonds	49,311,792	—	—	49,311,792
Mutual funds-domestic equity-large cap	145,407,391	—	—	145,407,391
Mutual funds-domestic equity-small/mid-cap	78,076,959	—	—	78,076,959
Mutual funds-international equity	44,603,602	—	—	44,603,602
Mutual funds-lifestyle 2010-2015	10,611,710	—	—	10,611,710
Mutual funds-lifestyle 2020-2035	68,255,133	—	—	68,255,133
Mutual funds-lifestyle 2040-2060	15,877,847	—	—	15,877,847
Total investments, at fair value	$511,938,099	$103,590,209	$—	$615,528,308

4. INVESTMENTS
The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits is as follows:

	December 31, 2014	December 31, 2013
Investments at fair value based on quoted market prices:
Herman Miller, Inc. Common Stock (3,406,944 shares as of
December 31, 2014 and 3,380,544 shares as
of December 31, 2013)	$100,266,351	$99,793,665
American Europacific Growth Fund	35,160,300	37,574,808
Neuberger & Berman Genesis Fund - R6 Share	36,681,873	—
Neuberger & Berman Genesis Fund - Institutional Share Class	—	41,814,734
Dodge & Cox Total Income Fund	48,786,440	—
PIMCO Total Return Fund	—	46,912,521
Harbor Capital Appreciation Fund	89,932,744	84,357,001
Vanguard Small Cap Growth Index	37,397,021	36,262,224
BlackRock Equity Dividend Fund I Class	33,695,256	32,408,652
Northern Trust Collective S&P 500 Index	36,827,562	29,284,690	*
Investments at estimated fair value:
Putnam Stable Value Fund	70,854,921	64,265,420

* For the December 31, 2013 year end, these investment balances do not represent 5% or more of the Plan's net assets, but amounts are shown for comparative purposes.

The following is a summary of the assets associated with the investment in the company’s common stock:

	December 31, 2014	December 31, 2013
Common stock	$100,266,351	$99,793,665
Dividend receivable	476,972	422,568
	$100,743,323	$100,216,233

During the Plan years ended December 31, 2014 and 2013, the Plan’s investments (including investments purchased and sold, as well as those held during the year) appreciated in fair value as follows:

	12 Months Ended
	December 31, 2014	December 31, 2013
Common stock	$150,587	$29,963,379
Mutual funds	7,323,103	58,366,632
Collective trusts	5,710,925	6,248,281
	$13,184,615	$94,578,292

5. PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The company pays certain professional fees for the consultation and audit of the Plan.

The Plan investments include shares of stock of the company, which is considered a party-in-interest. During the years ended December 31, 2014 and 2013, the plan recorded income related to dividends from shares of company stock of $2,319,483 and $1,762,700, respectively. As of December 31, 2014 and 2013, the Plan owned 3,406,944 and 3,380,544 shares of company stock, respectively. Notes receivable from participants are also considered party-in interest transactions.

6. INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service dated October 28, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31, 2014	Year Ended December 31, 2013

Net assets available for benefits per the financial statements	$666,106,867	$627,576,066
Adjustment from fair value to contract value for interest
in fully benefit-responsive investment contracts	1,309,546	831,708
Assets available for benefits per the Form 5500	$667,416,413	$628,407,774

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31, 2014	Year Ended December 31, 2013

Net increase per the financial statements	$38,530,801	$171,387,808
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts at:
December 31, 2014	1,309,546	—
December 31, 2013	(831,708)	831,708
December 31, 2012	—	(1,670,621)
Net increase per the Form 5500	$39,008,639	$170,548,895

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 38-0837640 Plan #002
December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Common stock
*	Herman Miller, Inc.	Common Stock (3,406,944 shares)	a	$100,266,351

	Mutual funds
	Vanguard	Wellington Fund	a	32,300,199
	Vanguard	Small Cap Growth Index Fund	a	37,397,021
	Portfolio 21	Portfolio 21 Fund	a	6,927,571
	American	Europacific Growth Fund	a	35,160,300
	Dodge & Cox	Total Income Fund	a	48,786,440
	Neuberger & Berman	Genesis Trust Fund	a	36,681,873
	BlackRock	Black Rock Equity Dividend Fund I Class	a	33,695,256
	Harbor Funds	Harbor Capital Appreciation Fund	a	89,932,744
				320,881,405
	Collective trust funds
	Vanguard	Retirement Income Trust II	a	2,203,897
	Vanguard	Retirement 2010 Trust II	a	2,820,411
	Vanguard	Retirement 2015 Trust II	a	9,456,587
	Vanguard	Retirement 2020 Trust II	a	18,680,508
	Vanguard	Retirement 2025 Trust II	a	22,733,553
	Vanguard	Retirement 2030 Trust II	a	20,248,613
	Vanguard	Retirement 2035 Trust II	a	18,122,754
	Vanguard	Retirement 2040 Trust II	a	8,020,548
	Vanguard	Retirement 2045 Trust II	a	7,394,849
	Vanguard	Retirement 2050 Trust II	a	3,935,794
	Vanguard	Retirement 2055 Trust II	a	1,872,849
	Vanguard	Retirement 2060 Trust II	a	252,058
	Putnam Fiduciary Trust Company	Stable Value Fund	a	70,854,921
	Northern Trust Global Investments	S&P 500 Index Fund	a	36,827,562
	Northern Trust Global Investments	Aggregate Bond Index Fund	a	8,177,597
				231,602,502

*	Various plan participants	Notes Receivable From Participants (interest rates from 4.25% to 10.50%) maturing at various dates through December 2024.	a	10,327,694
				$663,077,952
*	Represents party in interest.
a	Investment is participant directed, therefore, historical cost information is not required.